Phibro Animal Health Corporation
300 Frank W. Burr Boulevard, Suite 21
Burlington, New Jersey 08016

April 8, 2014

VIA EDGAR and HAND DELIVERY

Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549 Attention: Ann Nguyen Parker
Re:	Phibro Animal Health Corporation Registration Statement on Form S-1 Filed March 10, 2014 File No. 333-194467

Ladies and Gentlemen:

Phibro Animal Health Corporation (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1, File No. 333-194467, as amended, to 2:00 p.m., Eastern Time, on Thursday, April 10, 2014, or as soon thereafter as practicable.

The Company hereby acknowledges its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above-referenced Registration Statement. In connection with the foregoing request for acceleration of effectiveness, the Company hereby further acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Company may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Christopher Kitchen of Kirkland & Ellis LLP, special counsel to the Company, at (212) 446-4988, as soon as the registration statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,
/s/ Thomas G. Dagger
Thomas G. Dagger
Senior Vice President, General Counsel and Corporate Secretary